Filed by Sierra Wireless, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Numerex Corp.

Commission File No.: 000-22920

Date: August 2, 2017

The following information was communicated via email sent by Jason W. Cohenour, President and Chief Executive Officer of Sierra Wireless, Inc. (“Sierra Wireless”), to employees of Sierra Wireless on August 2, 2017.

Email from CEO to Employees

Dear Team:

I am excited to announce that we signed an agreement today to acquire Numerex Corp., a U.S.-based publicly traded company and provider of managed IoT solutions. We expect this acquisition will expand our position as a leading global IoT pure-play and accelerate our device-to-cloud strategy by adding established customers, proven solutions, significant sales capacity and a large base of recurring subscription-based revenue. I believe the combination of Sierra Wireless and Numerex provides a powerful business and technology platform that will enable us to drive a global leadership position in IoT Services and Solutions. In addition, the acquisition is nicely aligned with our stated strategy, organizational structure and long term corporate objectives.

We are offering Numerex stockholders 0.18 common shares of Sierra Wireless for each common share of Numerex. This share exchange ratio implies an offer price of $5.34 per share for Numerex, which equates to an equity value of $107 million for the company. We expect the Numerex acquisition to close in January 2018, as both companies have to make certain filings with the securities commission.

Our plan is to combine Numerex with our Cloud & Connectivity Business Unit once the transaction is closed. The combined business will be managed by Marc Overton who, as you know, recently joined us as SVP and GM of Cloud & Connectivity Services. Marc has more than 20 years of leadership experience in the IoT and wireless industries, having worked for Cisco Jasper, First Data, Orange and EE.

Numerex has been in the wireless business for 25 years and is headquartered in Atlanta with a total of 143 employees. Today, approximately 95 percent of Numerex’s revenue is generated in the U.S., where they have a strong incumbency position in key IoT markets such as security, asset and vehicle tracking, and tank monitoring. The company’s full year revenue is approximately $66 million, based on annualizing their Q1 2017 results. Approximately 80% of Numerex’s revenue is recurring and subscription based, while 20% comes from hardware sales.

We need to first close the transaction before we can welcome the Numerex staff to the Sierra family and start the integration process. This is a great opportunity to expand our IoT Services business, and we will provide further updates as we drive towards completing the acquisition.

All the Best,

Jason

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this communication constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including, but not limited to, statements and information regarding the benefits of the transaction, the combined company’s future business prospects, performance and growth program, revenues and the expectation that the acquisition will be accretive approximately one year after the closing of the transaction.

Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•

Are not promises or guarantees of future performance. They represent our current expectations and assumptions and may change significantly. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to update the forward-looking statements provided to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

•

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of Numerex and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on our business relationships, operating results, and business generally, (v) risks related to diverting management’s attention from our ongoing business operations, (vi) the risk that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period, (vii) the outcome of any legal proceedings that may be instituted against either company related to the merger agreement or the transaction, (viii) our ability to successfully integrate Numerex’s operations, product lines, and technology within the expected time-line or at all, and (ix) our ability to implement our plans, forecasts, and other expectations with respect to Numerex’s business after the completion of the proposed merger and realize additional opportunities for growth and innovation.

•

The foregoing list of factors is not exclusive. Additional risk factors are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the U.S. Securities and Exchange Commission (“SEC”) and the Provincial Securities Commissions in Canada.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed acquisition of Numerex by Sierra Wireless. In connection with the proposed merger, Sierra Wireless intends to file with the SEC a registration statement on Form F-4, which will include a proxy statement of Numerex that also constitutes a prospectus of Sierra Wireless. After the registration statement is declared effective, Numerex will mail the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS.

Additional Information about the Merger and Where to Find It

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Sierra Wireless with the SEC will also be available free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com.

Participants in Solicitation Relating to the Merger

This communication is not a solicitation of proxies in connection with the proposed merger of Sierra Wireless and Numerex. However, Numerex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Numerex’s shareholders in respect of the proposed merger. Information regarding Numerex’s directors and executive officers can be found in Numerex’s Form 10-K/A filed with the SEC on May 1, 2017, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Numerex using the sources indicated above.